EXHIBIT 107

Calculation of Filing Fee Tables

F-1

(Form Type)

XYJ TECHNOLOGY CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Equity	Ordinary shares, par value $0.000001 per share	457(a)	1,000,000	$2.00	$2,000,000.00	0.0001531	$306.20

	Total Offering Amounts					$306.20
	Total Fees Previously Paid					$0
	Total Fee Offsets					-
	Net Fee Due					$306.20

(1)

There is no current market for the securities or price at which the shares are being offered. Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).